March 2, 2020

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Real Estate & Construction
100 F Street, NE
Washington, D.C. 20549

Re:	Motorcar Parts of America, Inc.
 Form 10-K for the Fiscal Year Ended March 31, 2019
 Form 10-Q for the Period Ended September 30, 2019
 Form 8-K filed November 12, 2019
 File No. 001-33861

Dear Ms. Gilmore and Mr. James:

On behalf of Motorcar Parts of America, Inc. (the “Company”), we are submitting this letter in response to comments received from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in its letter, dated February 5, 2020, relating to the Company’s Form 10-K for the Fiscal Year Ended March 31, 2019 (the “Form 10-K”), Form 10-Q for the Period Ended September 30, 2019 (the “Form 10-Q”) and Form 8-K filed November 12, 2019 (the “Form 8-K”).

The Company has carefully considered the Commission’s guidance, and, for ease of review, we have set forth below the numbered comments of your letter in bold type followed by the Company’s response thereto.

Comments:

Form 10-K for the Fiscal Year Ended March 31, 2019
Management's Annual Report on Internal Control over Financial Reporting, page 39

1.
We note that your assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of D&V Electronics which was acquired in July 2017. Tell us how you considered the guidance in Question 3 of the SEC's Frequently Asked Questions on Management's Report on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports in concluding it was appropriate to omit an assessment of D&V Electronics. That guidance indicates that “the period in which management may omit an assessment of an acquired business' internal control over financial reporting from its assessment of the registrant's internal control may not extend beyond one year from the date of acquisition, nor may such assessment be omitted from more than one annual management report on internal control over financial reporting.”

March 2, 2020

Response:

As explained in Item 7, Business Acquisitions Section, we acquired Mechanical Power Conversion, LLC on December 21, 2018, which operates using the DBA of D&V Electronics USA.

As we stated in Item 9A, Management’s Annual Report on Internal Control Over Financial Reporting, we excluded D&V Electronics USA due to the timing of the acquisition being within the fiscal year ended March 31, 2019:

Management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of recently acquired D&V Electronics USA and Dixie Electric, Ltd, which are included in the 2019 consolidated financial statements of the Company and constituted 2% and 2% of total and net assets, respectively, as of March 31, 2019, and 1% and 10% of revenues and net loss, respectively, for the year then ended.

The entity we acquired in July 2017 was D&V Electronics based in Canada. This entity is included in our internal controls report for the fiscal year ended March 31, 2019. Both D&V Electronics and D&V Electronics USA will be included in our internal controls report for the year ended March 31, 2020.

2.
Similarly, please explain to us how your auditors considered the guidance in Question 3 of the SEC's Frequently Asked Questions on Management's Report on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports in concluding not to include an evaluation of the internal control over financial reporting of D&V Electronics in their audit.

Response:

As discussed under the response to Question #1, the exclusion of D&V Electronics USA was permissible under the guidance in Question 3 of the SEC's Frequently Asked Questions on Management's Report on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports as the acquisition was within one year of March 31, 2019.

Form 10-Q for the Period Ended September 30, 2019
Notes to Condensed Consolidated Financial Statements
17. Commitments and Contingencies
Contingencies, page 22

March 2, 2020

3.
Please revise your disclosure relating to the U.S. Customs and Border Protection claim in future filings to also clearly disclose (i) the nature of any accrual you recorded, and (ii) an estimate of the reasonably possible loss or range of loss in addition to any amounts accrued or a statement that such an estimate cannot be made. Refer to ASC 450-20-50.

Response:

We determined as of September 30, 2019 a reasonable estimate of loss relating to the U.S. Customs and Border Protection (“CBP”) claim and accrued that amount as a loss contingency, as it is estimable and probable. We have determined, and respectfully request that the Staff consider, that (1) the amount is not material to our financial statements or investors and (2) the disclosure of such an amount would put us at a disadvantage in our negotiation with the CBP and therefore that such disclosure is not necessary. The Company will continue to consider the requirements of ASC 450-20-50 to ensure appropriate disclosure of its accruals.

Form 8-K filed November 12, 2019
Exhibit 99.1

4.
You present non-GAAP measures for adjusted net sales, adjusted net income, adjusted gross profit and adjusted EBITDA that reflect adjustments for return and stock adjustment accruals as well as customer allowances related to new business, the impact of sales price increases related to tariffs, the core sales and cost (recovery) related to a cancelled contract, and new product line costs. Your non-GAAP measures appear to substitute individually tailored recognition and measurement methods for those of GAAP. Please tell us how you considered the guidance in Question 100.04 of the Compliance and Disclosure Interpretation on non-GAAP measures in concluding that each adjustment was appropriate.

Response:

The Company presents adjustments to our GAAP measures and the disclosure related to them in response to questions previously asked by investors, and solely to provide additional information to them to help understand the Company’s business and results of operations. The Company does not intend to, and does not, substitute individually tailored recognition and measurement methods for those of GAAP and does not disclose that it is doing so. Rather it is providing additional disclosure about the impact of various matters on our business. The Company advises the Staff that it has carefully considered the guidance in Question 100.04 of the Compliance and Disclosure Interpretation on non-GAAP measures (the “CD&I”) and concluded that each adjustment is appropriate. In each case, Exhibit B describes the adjustment and why it is appropriate.

•
Return and stock adjustment accruals related to new business and product line expansion. Please reference Items 1a in the Press Release attached as Exhibit A, Item 1b in the Form 8-K attached as Exhibit B and Item 1c in the Form 10-Q attached as Exhibit C.

March 2, 2020

•
Customer allowances related to new business. Please reference Items 2a in the Press Release attached as Exhibit A, Item 2b in the Form 8-K attached as Exhibit B and Item 2c in the Form 10-Q attached as Exhibit C.

•
Impact of sales price increases related to tariffs and Tariff costs paid for products sold before price increases were effective. Please reference Items 3a in the Press Release attached as Exhibit A, Item 3b in the Form 8-K attached as Exhibit B and Item 3c in the Form 10-Q attached as Exhibit C.

•
Core sales and cost (recovery) in connection with a cancelled contract. Please reference Items 4a in the Press Release attached as Exhibit A, Item 4b in the Form 8-K attached as Exhibit B and Item 4c in the Form 10-Q attached as Exhibit C.

•
New product line start-up and ramp-up costs, and transition expenses. Please reference Items 5a in the Press Release attached as Exhibit A, Item 5b in the Form 8-K attached as Exhibit B and Item 5c in the Form 10-Q attached as Exhibit C.

•
Revaluation – cores on customers shelves and inventory step-up amortization. Please reference Items 6a in the Press Release attached as Exhibit A, Item 6b in the Form 8-K attached as Exhibit B and Items 6c in the Form 10-Q attached as Exhibit C.

5.
We note that you adjust several of your non-GAAP measures for “acquisition, financing, transition, severance, new business, earn-out accruals from acquisitions, restatement related fees and other costs.” In addition, these items appear to be recurring in nature since you reported similar costs in several comparable periods. Please address the following:

•	Describe to us each of the items and quantify each category of costs included in the adjustment.

•	Tell us how the amounts reflected in the adjustments reconcile to the amounts discussed in the MD&A of your Form 10-Q for the period ended September 30, 2019.

•
Tell us how you considered the guidance in Item 10(e) of Regulation S-K which prohibits adjusting a non-GAAP financial performance measure to eliminate or smooth items identified as unusual when the nature of the charge or gain is such that it is reasonably likely to recur within two years or there was a similar charge or gain within the prior two years. Otherwise, revise your presentations in future filings to comply.

Response:

Similar to the response to comment 4, the Company presents these adjustments and the disclosure related to them in response to questions by investors, and solely to provide additional information to them to help understand our business. Please reference Item 7a in the Press Release attached as Exhibit A and Item 7b in the Form 8-K attached as Exhibit B. The Company provides supplemental information on these adjustments and their location in the Form 10-Q in Exhibit D. Finally, the Company advises the Staff that it has carefully considered the guidance in Item 10(e) of Regulation S-K, including question 102.03 of the CD&I, and confirms that it does not identify any of these items as unusual or non-recurring.

March 2, 2020

* * * *

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me at (310) 972-4046 or jstone@motorcarparts.com with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Juliet Stone
Juliet Stone
Vice President, General Counsel and Secretary

cc: David Lee, Chief Financial Officer

EXHIBIT A

Select Pages from Press Release dated November 12, 2019 (attached as Exhibit 99.1 to Form 8-K filed November 12, 2019)

   Reconciliation of Non-GAAP Financial Measures  Exhibit 2                          2019    2018  2019    2018                GAAP net sales  $ 150,374,000    $ 127,939,000 $  259,522,000    $ 219,607,000  Adjustments:              Net sales          Return and stock adjustment accruals related to new business  - - 159,000 -  1a    Customer allowances related to new business  1,351,000 2,213,000 2,459,000 4,355,000  2a    Impact of sales price increases related to tariffs  - - (2,280,000) -  3a    (Recovery) cost in connection with a cancelled contract   (293,000) - 133,000 -  4a  Three Months Ended September 30, Six Months Ended September 30,  Adjusted net sales  $ 151,432,000 $ 130,152,000 $ 259,993,000 $ 223,962,000

   Reconciliation of Non-GAAP Financial Measures  Exhibit 3          $    Per DilutedShare    $    Per DilutedShare  GAAP net income  $ 6,189,000    $ 0.32    $ 3,513,000    $ 0.18  Adjustments:                  Acquisition, financing, transition, severance, new business, earn-out accruals from acquisitions, restatement-related fees and other costs  18,000 $  0.00  1,144,000 $  0.06    Customer allowances related to new business  1,351,000  $ 0.07  2,213,000  $ 0.11  2a    Cost recovery in connection with a cancelled contract  (293,000)  $ (0.02)  -  $ -  4a  Cost of goods sold                New product line start-up and ramp-up costs, and transition expenses  2,327,000  $ 0.12  1,833,000  $ 0.09  5a    Revaluation - cores on customers' shelves  2,908,000  $ 0.15  6,221,000  $ 0.32  6a  Three Months Ended September 30, 2019 2018  Net sales  (a) Adjusted net income is calculated by applying an income tax rate of 25.0% to adjusted pre-tax income for the three months ended September 30, 2019 and 2018; this rate may differ from the period's actual income tax rate    Operating expenses                      7a  Share-based compensation expenses  1,053,000  $ 0.05  1,180,000  $ 0.06    Mark-to-market losses (gains)  1,802,000  $ 0.09  (1,898,000)  $ (0.10)    Tax effected (a)  (2,354,000)  $ (0.12)  (2,666,000)  $ (0.14)    Adjusted net income  $ 13,001,000  $ 0.68  $ 11,540,000  $ 0.60

                                     Reconciliation of Non-GAAP Financial Measures  Exhibit 4          $    Per DilutedShare    $  Per DilutedShare  GAAP net income (loss)  $ 38,000    $ 0.00    $ (1,982,000)  $ (0.10)  Adjustments:              Write-off of debt issuance costs  -  $ -  303,000  $ 0.02    Tax effected (a)  (4,642,000)  $ (0.24)  (5,118,000)  $ (0.27)    Adjusted net income  $ 14,677,000  $ 0.76  $ 14,557,000  $ 0.75      Acquisition, financing, transition, severance, new business, earn-outaccruals from acquisitions, restatement-related fees and other costs  1,063,000 $  0.06  1,675,000 $  0.09  Six Months Ended September 30, 2019 2018  Net sales  Operating expenses  Share-based compensation expenses  2,041,000 $  0.11  2,121,000 $  0.11  Mark-to-market losses (gains)  1,265,000 $  0.07  768,000 $  0.04  Interest  (a) Adjusted net income is calculated by applying an income tax rate of 25.0% to adjusted pre-tax income for the six months ended September 30, 2019 and 2018; this rate may differ from the period's actual income tax rate    7a        Return and stock adjustment accruals related to new business  159,000  $ 0.01  -  $ -  1a    Customer allowances related to new business  2,459,000  $ 0.13  4,355,000  $ 0.23  2a    Impact of sales price increases related to tariffs  (2,280,000)  $ (0.12)  -  $ -  3a    Cost in connection with a cancelled contract  133,000  $ 0.01  -  $ -  4a  Cost of goods sold                New product line start-up and ramp-up costs, and transition expenses  3,681,000  $ 0.19  3,588,000  $ 0.19  5a    Revaluation - cores on customers' shelves  7,472,000  $ 0.39  8,847,000  $ 0.46  6a    Cost of stock adjustment accruals related to new business  (59,000)  $ (0.00)  -  $ -  8a    Tariff costs paid for products sold before price increases were effective  3,347,000  $ 0.17  -  $ -  3a

   Reconciliation of Non-GAAP Financial Measures  Exhibit 5          $    Gross Margin  $    Gross Margin  GAAP gross profit  $ 36,573,000    24.3%  $ 25,711,000    20.1%  Adjustments:              Three Months Ended September 30, 2019 2018  Net sales      Customer allowances related to new business  1,351,000  2,213,000      2a    Cost recovery in connection with a cancelled contract  (293,000)  -      4a  Cost of goods sold                New product line start-up and ramp-up costs, and transition expenses  2,327,000  1,833,000      5a    Revaluation - cores on customers' shelves   2,908,000   6,221,000      6a  Total adjustments    6,293,000  4.0%  10,267,000  7.5%    Adjusted gross profit    $ 42,866,000   28.3%  $ 35,978,000   27.6%

                                                                                                                                           Reconciliation of Non-GAAP Financial Measures  Exhibit 6                                      $    Gross Margin  $    Gross Margin  GAAP gross profit  $ 54,156,000    20.9%  $ 42,063,000    19.2%  Adjustments:              Total adjustments  14,912,000    5.7%  16,790,000    7.1%  Adjusted gross profit  $ 69,068,000     26.6%  $ 58,853,000     26.3%  Six Months Ended September 30, 2019 2018  Net sales  Cost of goods sold    Return and stock adjustment accruals related to new business  159,000  -  1a  Customer allowances related to new business  2,459,000  4,355,000  2a  Impact of sales price increases related to tariffs  (2,280,000)  -  3a  Cost in connection with a cancelled contract  133,000  -  4a    New product line start-up and ramp-up costs, and transition expenses  3,681,000  3,588,000  5a  Revaluation - cores on customers' shelves  7,472,000  8,847,000  6a  Cost of stock adjustment accruals related to new business  (59,000)  -  8a  Tariff costs paid for products sold before price increases were effective  3,347,000  -  3a

           Reconciliation of Non-GAAP Financial Measures  Exhibit 7          2019    2018    2019    2018                  GAAP net income (loss)  $ 6,189,000    $ 3,513,000    $ 38,000    $ (1,982,000)  Interest expense, net  6,523,000    5,699,000    12,696,000    10,774,000  Income tax (benefit) expense  1,980,000    1,181,000    250,000    (266,000)  Depreciation and amortization  2,240,000    1,632,000    4,619,000    3,218,000  EBITDA  $ 16,932,000    $ 12,025,000    $ 17,603,000    $ 11,744,000                  Adjustments:                Share-based compensation expenses  1,053,000  1,180,000  2,041,000  2,121,000  Mark-to-market losses (gains)  1,802,000  (1,898,000)  1,265,000  768,000  Adjusted EBITDA  $ 26,025,000  $ 22,534,000 $ 36,747,000    $ 32,771,000              Acquisition, financing, transition (a), severance, new business, earn- out accruals from acquisitions, restatement-related fees and other costs  (13,000)  1,057,000  1,000,000  1,506,000  7a  Three Months Ended September 30, Six Months Ended September 30,  Net sales  Operating expenses  (a) Excludes depreciation      Return and stock adjustment accruals related to new business  -  -  159,000  -  1a    Customer allowances related to new business  1,351,000  2,213,000  2,459,000  4,355,000  2a    Impact of sales price increases related to tariffs  -  -  (2,280,000)  -  3a    (Recovery) cost in connection with a cancelled contract  (293,000)  -  133,000  -  4a  Cost of goods sold                New product line start-up and ramp-up costs, and transition expenses(a)  2,285,000  1,736,000  3,607,000  3,430,000  5a    Revaluation - cores on customers' shelves  2,908,000  6,221,000  7,472,000  8,847,000  6a    Cost of stock adjustment accruals related to new business  -  -  (59,000)  -  8a    Tariff costs paid for products sold before price increases wereeffective  -  -  3,347,000  -  3a

EXHIBIT B

Form 8-K filed November 12, 2019

                         UNITED STATESSECURITIES AND EXCHANGE COMMISSIONWashington, D.C. 20549  Form 8-KCURRENT REPORTPursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934Date of Report (Date of earliest event reported): November 12, 2019Motorcar Parts of America, Inc.(Exact name of registrant as specified in its charter)  New York    001-33861    11-2153962  (State or other jurisdiction of incorporation)    (Commission File Number)    (IRS Employer Identification No.)      2929 California Street, Torrance, CA  90503  (Address of principal executive offices) (Zip Code)Registrant’s telephone number, including area code: (310) 212-7910 N/A(Former name, former address and former fiscal year, if changed since last report.)Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)Soliciting material pursuant to Rule l4a-12 under the Exchange Act (17 CFR 240.l4a-12)Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).Emerging growth company ☐If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐Securities registered pursuant to Section 12(b) of the Act:                          Title of each classCommon Stock, par value $0.01 per share  Trading Symbol(s)MPAA  Name of each exchange on which registered The Nasdaq Global Select Market

   Item 2.02. Results of Operations and Financial ConditionOn November 12, 2019, Motorcar Parts of America, Inc. (the “Company”) issued a press release announcing its earnings for the fiscal quarter ended September 30, 2019 which is being furnished as Exhibit 99.1. The information contained herein and in the accompanying exhibit shall not be incorporated by reference into any filing of the Company, whether made before or after the date hereof, regardless of any general incorporation language in such filing, unless expressly incorporated by specific reference to such filing. The information in this report, including the exhibit hereto, shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section or Sections 11 and 12(a)(2) of the Securities Act of 1933, as amended.The attached exhibit includes non-GAAP Adjusted net sales, non-GAAP adjusted net income (loss), non-GAAP adjusted EBITDA, non-GAAP adjusted gross profit and non-GAAP adjusted gross margin. The Company believes that these supplemental non-GAAP financial measures, when presented together with the corresponding GAAP financial measures, provide useful information to investors and management regarding financial and business trends relating to its results of operations. However, non- GAAP financial measures have certain limitations in that they do not reflect all of the costs associated with the operations of the Company’s business as determined in accordance with GAAP. Therefore, investors should consider non-GAAP financial measures in addition to, and not as a substitute for, or as superior to, measures of financial performance prepared in accordance with GAAP.  The Company makes adjustments to the following items to calculate its non-GAAP financial measures:  Return and stock adjustment accruals related to new business and product line expansion. In connection with new business, the Company may establish return and stock adjustment accruals to account for the anticipated increased levels of business activity and product line expansion. The Company excluded these up-front accruals from net sales because they do not reflect the Company’s operations on an ongoing basis and excluding such accruals enables period-over-period comparability.    1b    Customer allowances related to new business. In connection with new business, the Company may purchase coresfrom customers, may purchase the customer’s prior supplier’s inventory, or may provide certain customer allowances. The allowances are granted on a negotiated basis, and the Company excluded these allowances from net sales because they do not    reflect ongoing product pricing or net sales and excluding such allowances enables period-over-period comparability.  2b    Impact of sales price increases related to tariffs and Tariff costs paid for products sold before price increases wereeffective. The Company excluded the impact of sales price increases related to tariffs and tariff costs paid for products sold    before price increases were effective because excluding such amounts enables period-over-period comparability.  3b    Core sales and cost (recovery) in connection with a cancelled contract. The Company excluded the core sales and cost (recovery) in connection with a cancelled contract, because they do not reflect the Company’s operations on an ongoing basis    and excluding such sales and costs enables period over-period comparability.  4b    New product line start-up and ramp-up costs, and transition expenses. These are start-up costs incurred prior to recognizing sales for the launch of new product lines and costs of ramping up production. Transition expenses are costs incurred in connection with the expansion of the Company’s operations in Mexico. The Company excluded start-up and ramp-up costs, and transition expenses because they do not reflect the Company’s operations on an ongoing basis and excluding such costs enables    period-over-period comparability.  5b    Revaluation- cores on customers’ shelves and inventory step-up amortization. On a quarterly basis, the Companyrevalues cores on customers’ shelves, which are included as part of contract assets on the balance sheet. The revaluation is in accordance with the Company’s accounting policies on contract assets. The impact of this revaluation is reflected in cost of goods sold. The Company excluded the revaluation for cores on customers’ shelves because the core inventory on the customers’ shelves is not consumed or realized in cash during the Company’s normal operating cycle. Additionally, amortization of inventory step-up relates to an acquisition and is excluded because it is not ongoing. Neither is used by management to assess the    profitability of its business operations.  6b

   Cost of goods sold for cores recorded in connection with a cancelled contract. The Company excluded the cost of goods sold for cores recorded in connection with a cancelled contract because they do not reflect the Company’s operations on an ongoing basis and excluding such costs enables period-over-period comparability.  Share-based compensation expenses. These expenses primarily consist of the cost to provide employee restricted stock and restricted stock units, and employee stock options. The Company excluded share-based compensation expense because it is not used by management to assess the profitability of its business operations.Mark-to-market losses (gains). The Company excluded mark-to-market gains and losses, including lease liability remeasurement, because they are unrealized and are not reflective of actual current cash flows and operating results.Write-off of debt issuance costs. The Company excludes the write-off of debt issuance costs because they are not related to the Company’s ongoing business operations or financing arrangements.Item 9.01. Financial Statements and Exhibits.The following exhibit is furnished with this Current Report pursuant to Item 2.02:(d) Exhibits      Acquisition, financing, transition, severance, new business, earn - out accruals from acquisitions, restatement- related fees and other costs. The Company has incurred acquisition, financing, transition, severance, new business, earn - out accruals from acquisitions, restatement-related fees and other costs that are not related to current operations. The Company    excluded these costs to enable period-over-period comparability.  7b  Cost of customer allowances and stock adjustment accruals related to new business and product line expansion. As described above for the adjustments to net sales, the Company also adds back the cost of customer allowances related to inventory purchases and stock adjustment accruals to cost of goods sold because they do not reflect the Company’s operations on    an ongoing basis and excluding such costs enables period-over-period comparability.  8b  Exhibit No.  Description  99.1  Press Release, dated November 12, 2019

           SIGNATURESPursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.MOTORCAR PARTS OF AMERICA, INC.  Date: November 12, 2019  /s/ David Lee  David LeeChief Financial Officer

EXHIBIT C

Select Pages from Form 10-Q for the Period Ended September 30, 2019

                 Cash flow used in operations  $ (8,357,000)  $ (5,485,000)  Finished goods turnover (annualized) (1)  2.8  3.9  Table of ContentsOur products include (i) rotating electrical products such as alternators and starters, (ii) wheel hub assemblies and bearings, (iii) brake master cylinders, (iv) brake calipers (introduced in August 2019), and (v) other products. Other products include: (i) turbochargers, (ii) brake power boosters, (iii) diagnostics systems, (iv) advanced power emulators (AC and DC), and (v) custom power electronic products.Pursuant to the guidance provided under the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) for segment reporting, we have identified our chief operating decision maker (“CODM”), reviewed the documents used by the CODM, and understand how such documents are used by the CODM to make financial and operating decisions. We have determined through this review process that due to recent acquisitions, our business comprises three separate operating segments. Two of the operating segments meet all of the aggregation criteria, and are aggregated. The remaining operating segment does not meet the quantitative thresholds for individual disclosure. Since this immaterial operating segment meets the aggregation criteria of ASC 280, we have combined our operating segments into one reportable segment.Results of Operations for the Three Months Ended September 30, 2019 and 2018The following discussion and analysis should be read together with the financial statements and notes thereto appearing elsewhere herein.The following summarizes certain key operating data:Three Months Ended September 30,2019 2018  Gross profit percentage 24.3% 20.1%        2019  2018  Net sales  $ 150,374,000  $ 127,939,000  Cost of goods sold  113,801,000  102,228,000  Gross profit  36,573,000  25,711,000  Gross profit percentage  24.3%  20.1%  (1) Annualized finished goods turnover for the fiscal quarter is calculated by multiplying cost of goods sold for the quarter by 4 and dividing the result by the average between beginning and ending finished goods inventory values, which includes all on-hand core inventory, for the fiscal quarter. We believe this provides a useful measure of our ability to turn our inventory into revenues.Net Sales and Gross ProfitThe following summarizes net sales and gross profit:Three Months Ended September 30,  Net Sales. Our net sales for the three months ended September 30, 2019 increased by $22,435,000, or 17.5%, to $150,374,000 compared to net sales for the three months ended September 30, 2018 of $127,939,000, reflecting continued growth for our rotating electrical and wheel hub products. In August 2019, we expanded our automotive aftermarket brake product offerings with the introduction of brake calipers, which contributed net sales of $4,572,000 during the second quarter. In addition, our net sales were positively impacted by $5,893,000 in connection with acquisitions completed during the latter part of fiscal 2019.  24

   Table of Contents  Gross Profit. Our gross profit was $36,573,000, or 24.3% of net sales for the three months ended September 30, 2019 compared to $25,711,000, or 20.1% of net sales for the three months ended September 30, 2018. The gross profit was impacted by a non-cash quarterly revaluation of cores that are part of the finished goods on the customers’ shelves (which are included in contract assets) to the lower of cost or net realizable value. These quarterly revaluations resulted in a write-down of$2,908,000, which impacted gross margin by 1.9%, compared with $6,221,000, which impacted gross margin by 4.9%, for the  three months ended September 30, 2019 and 2018, respectively.  Our gross profit for the three months ended September 30, 2019 and 2018 was further impacted by (i) transition expenses in connection with the expansion of our operations into Mexico of $2,327,000 and $1,833,000, respectively, (ii) amortization of core buy-back premiums paid to customers related to new business of $1,109,000 and $1,015,000, respectively, (iii) customer allowances related to new business of $242,000 and $1,198,000, respectively. In addition, gross profit for the three months ended September 30, 2019 was impacted by cost recovery of $293,000 in connection with the cancellation of a customer contract.  Operating Ex  penses  The following summarizes operating expenses:        2019  2018  General and administrative  $ 14,285,000  $ 8,997,000  Sales and marketing  5,448,000  4,537,000  Research and development  2,148,000  1,784,000  Percent of net sales      General and administrative  9.5%  7.0%  Sales and marketing  3.6%  3.5%  Research and development  1.4%  1.4%  Three Months Ended September 30,  General and Administrative. Our general and administrative expenses for the three months ended September 30, 2019 were$14,285,000, which represents an increase of $5,288,000, or 58.8%, from general and administrative expenses for the three months ended September 30, 2018 of $8,997,000. This increase was due to (i) a non-cash $663,000 loss compared with a non- cash gain of $1,898,000 recorded due to the change in the fair value of the forward foreign currency exchange contracts during the three months ended September 30, 2019 and 2018, respectively, (ii) a non-cash loss of $1,139,000 due to the remeasurement of foreign currency-denominated lease liabilities, (iii) $565,000 of general and administrative expenses attributable to our fiscal 2019 acquisitions, (iv) $489,000 of expense in connection with our internal controls remediation efforts, and (v) $219,000 of increased amortization of intangible assets in connection with our fiscal 2019 acquisitions.Sales and Marketing. Our sales and marketing expenses for the three months September 30, 2019 increased $911,000, or 20.1%, to $5,448,000 from $4,537,000 for the three months ended September 30, 2018 primarily due to $632,000 of sales and marketing expenses attributable to our fiscal 2019 acquisitions and $281,000 for personnel to support our growth initiatives.Research and Development. Our research and development expenses increased by $364,000, or 20.4%, to $2,148,000 for the three months ended September 30, 2019 from $1,784,000 for the three months ended September 30, 2018. The increase was due primarily to $238,000 of research and development expenses attributable to our fiscal 2019 acquisitions and $123,000 for personnel to support our growth initiatives.25            6c          5c          2c        4c

               Cash flow used in operations  $ (26,736,000) $  (6,409,000)  Finished goods turnover (annualized) (1)  2.7  3.7  Table of ContentsInterest ExpenseInterest Expense, net. Our interest expense, net for the three months ended September 30, 2019 increased $824,000, or 14.5%, to $6,523,000 from $5,699,000 for the three months ended September 30, 2018. The increase in interest expense was due primarily to increased average outstanding borrowings in connection with our growth initiatives. This increase was partially offset by a decrease in the weighted average discount rate from our accounts receivable discount programs.Provision for Income TaxesIncome Tax. We recorded an income tax expense of $1,980,000, or an effective tax rate of 24.2%, and $1,181,000, or an effective tax rate of 25.2%, for the three months ended September 30, 2019 and 2018, respectively. The effective tax rate is based on current projections and any changes in future periods could result in an effective tax rate that is materially different from the current estimate.Results of Operations for the Six Months Ended September 30, 2019 and 2018The following discussion and analysis should be read together with the financial statements and notes thereto appearing elsewhere herein.The following summarizes certain key operating data:Six Months Ended September 30,2019 2018  Gross profit percentage 20.9% 19.2%        2019  2018  Net sales  $ 259,522,000  $ 219,607,000  Cost of goods sold  205,366,000  177,544,000  Gross profit  54,156,000  42,063,000  Gross profit percentage  20.9%  19.2%  (1) Annualized finished goods turnover for the fiscal period is calculated by multiplying cost of goods sold for the period by 2 and dividing the result by the average between beginning and ending finished goods inventory values, which includes all on-hand core inventory, for the fiscal period. We believe this provides a useful measure of our ability to turn our inventory into revenues.Net Sales and Gross ProfitThe following summarizes net sales and gross profit:Six Months Ended September 30,  Net Sales. Our net sales for the six months ended September 30, 2019 increased by $39,915,000, or 18.2%, to $259,522,000 compared to net sales for the six months ended September 30, 2018 of $219,607,000, reflecting continued growth across all of our product lines. In addition, our net sales for the six months ended September 30, 2019 were positively impacted by (i)$11,151,000 in connection with acquisitions completed during the latter part of fiscal 2019 and (ii) our expansion of automotiveaftermarket brake product offerings with the introduction of brake calipers in August 2019, which contributed net sales of  $4,572,000.  Gross Profit. Our gross profit was $54,156,000, or 20.9% of net sales for the six months ended September 30, 2019 compared to $42,063,000, or 19.2% of net sales for the six months ended September 30, 2018. The gross profit was impacted by a non- cash quarterly revaluation of cores that are part of the finished goods on the customers’ shelves (which are included in contract assets) to the lower of cost or net realizable value. These quarterly revaluations resulted in a write-down of $7,472,000, which impacted gross margin by 2.9%, compared with $8,847,000, which impacted gross margin by 4.0%, for the six months ended            6c

   September 30, 2019 and 2018, respectively.  26

   Table of Contents  Our gross profit for the six months ended September 30, 2019 and 2018 was further impacted by (i) transition expenses in connection with the expansion of our operations into Mexico of $3,681,000 and $3,588,000, respectively, (ii) amortization of core buy-back premiums paid to customers related to new business of $2,217,000 and $1,982,000, respectively, and (iii) customer allowances related to new business of $342,000 and $2,373,000, respectively. In addition, gross profit for the six months ended  September 30, 2019 was impacted by (i) net tariff costs of $1,067,000 paid for products sold before price increases were  effective and (ii) cost of $133,000 in connection with the cancellation of a customer contract.  Operating Expenses  The following summarizes operating expenses:    Six Months Ended    2019  2018        General and administrative  $ 26,285,000  $ 21,088,000  Sales and marketing  10,367,000  8,929,000  Research and development  4,520,000  3,520,000  Percent of net sales      General and administrative  10.1%  9.6%  Sales and marketing  4.0%  4.1%  Research and development  1.7%  1.6%  September 30,  General and Administrative. Our general and administrative expenses for the six months ended September 30, 2019 were$26,285,000, which represents an increase of $5,197,000, or 24.6%, from general and administrative expenses for the six months ended September 30, 2018 of $21,088,000. This increase was due to (i) $1,348,000 of general and administrative expenses attributable to our fiscal 2019 acquisitions, (ii) $1,278,000 of increased professional services, (iii) a non-cash loss of $637,000 due to the remeasurement of foreign currency-denominated lease liabilities, (iv) $604,000 of increased amortization of intangible assets in connection with our fiscal 2019 acquisitions, (v) $489,000 of expense in connection with our internal control remediation efforts, (vi) $381,000 for personnel to support our growth initiatives, and (vii) $278,000 of increased general and administrative expenses at our offshore locations to support our growth initiatives.Sales and Marketing. Our sales and marketing expenses for the six months ended September 30, 2019 increased $1,438,000, or 16.1%, to $10,367,000 from $8,929,000 for the six months ended September 30, 2018. This increase was due primarily to (i)$1,252,000 of sales and marketing expenses attributable to our fiscal 2019 acquisitions, (ii) $422,000 for personnel to support ourgrowth initiatives, and (iii) $239,000 of increased commissions. These increases were partially offset by $280,000 of decreased trade shows expenses and $146,000 of decreased marketing expense in connection with new business.Research and Development. Our research and development expenses increased by $1,000,000, or 28.4%, to $4,520,000 for the six months ended September 30, 2019 from $3,520,000 for the six months ended September 30, 2018. The increase was due primarily to (i) $490,000 for personnel to support our growth initiatives, (ii) $450,000 of research and development expenses attributable to our fiscal 2019 acquisitions, and (iii) $68,000 of increased outside services to support our growth initiatives.27      5c          1c and 2c. Note: For 2019, this figure includes$(159,000) of return and stock adjustment accruals related to new business (see 1a) and $59,000 of cost of stock adjustment accruals related to new business (see 8a).      4c        3c

EXHIBIT D

Supplemental Detail Regarding Non-GAAP Adjustments

	3 Months Ended		6 Months Ended
Adjustment Descriptions	9/30/19		9/30/19
Acquisition – acquisition related costs (i.e. professional and other fees); (MPA made two aquistions in fiscal 2019)	–		54,000	(d)
Financing – new credit facility related costs (MPA entered into a new credit agreement in June 2018)	–		–
Transition – costs of transitioning and ramping up new facilities in Mexico	309,000	(a)	522,000	(e)
Severance – severance costs	28,000	(a)	98,000	(g)
New Business – costs related to new business	–		112,000	(h)
New Business – costs related to new product line ramp-up	100,000	(c)	447,000	(i)
Earn-Out Accruals – related to fiscal 2019 acquisitions	(119,000	)(b)	130,000	(f)
Restatement – 9/30/19 10-Q restatement related audit fees (reversal)	(300,000	)(a)	(300,000	)(d)
Total	18,000		1,063,000

All amounts below are from the MPA 9/30/19 Form 10-Q.

Three Months Ended September 30, 2019
(a)	amount included in General and Administrative increase of $5,288,000 on page 25.
(b)	amount included in $565,000 of General and Administrative expenses attributable to our fiscal 2019 acquisitions on page 25.
(c)	amount included in Research and Development of $123,000 for personnel to support our growth initiatives on page 25.

Six Months Ended September 30, 2019
(d)	amount included in General and Administrative of $1,278,000 of increased professional services on page 27.
(e)	amount included in total General and Administrative increase of $5,197,000 on page 27.
(f)	amount included in $1,348,000 of General and Administrative expenses attributable to our fiscal 2019 acquisitions on page 27.
(g)	amount included in General and Administrative of $381,000 for personnel to support our growth initiatives on page 27
(h)	amount included in Sales and Marketing of $146,000 of decreased marketing expense in connection with new business on page 27.
(i)	amount included in Research and Development of $490,000 for personnel to support our growth initiatives on page 27.